SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                             ----------------------

                                    FORM 6-K

                        REPORT of Foreign Private Issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                               Date: July 22, 2003

                         Commission file number 1-14748

                           OPEN JOINT STOCK COMPANY OF
                         LONG DISTANCE AND INTERNATIONAL
                          TELECOMMUNICATIONS ROSTELECOM
                          Doing Business as Rostelecom
                 (Translation of registrant's name into English)

                             THE RUSSIAN FEDERATION
                         (Jurisdiction of organization)

                         14 1ST TVERSKAYA-YAMSKAYA STR.
                              125047 MOSCOW, RUSSIA
                    (Address of principal executive offices)

          Registrant's telephone number, international: +7 095 973 9940

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F   X             Form 40-F
                                     ---                      ---

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes                            No   X
                                        ---                          ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

     On July 17 and July 21, 2003, CJSC Registrator-Svyaz, the registrar of OJSC Rostelecom (the "Company"), filed two "Reports on Material Facts (Events and Actions) Affecting Financial and Economic Activity of the Issuer" (the "Material Facts Report") with the Russian Federal Commission for the Securities Market ("FCSM") as required by the Russian Federation's securities legislation.

     The requirements for the contents of the Material Facts Report and criteria for the information to be disclosed in the Material Facts Report are established by the laws and regulations of the Russian Federation and, in particular, the requirements of the FCSM. Such requirements and criteria for the information disclosure may, therefore, materially differ from the reporting and disclosure requirements under the U.S. securities laws to which the Company is subject, including the reporting and disclosure requirements applicable to the Annual Report on Form 20-F.

     Terms used in the Material Facts Report have the meaning given to them by the laws and regulations of the Russian Federation, which meaning may be different from the meaning given to the same terms by the U.S. securities laws and reporting and disclosure requirements including the reporting and disclosure requirements, applicable to the Annual Report on Form 20-F.

     For any questions concerning the Material Facts Report, contact Olga V. Mokhoreva, head of the Securities Department of the Company, by phone at +7
(095)   973-9940,   by  facsimile   at  +7  (095)   787-2850  or  by  e-mail  at
mokhoreva@hq.rt.ru.

                                    SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





Date:    July 22, 2003                 By:  /s/ Petr N. Debriansky
                                         ---------------------------------------
                                         Name:  Petr N. Debriansky
                                         Title: Deputy Finance Director

                                  EXHIBIT INDEX


The following exhibit has been filed as part of this Form 6-K:


Exhibit Number          Description
--------------          ------------

     1. English translation of the Material Facts Report filed by the Company's Registrar with the Russian Federation Commission for the Securities Market (Code:
                        0300124A17072003).

     2. English translation of the Material Facts Report filed by the Company's Registrar with the Russian Federation Commission for the Securities Market (Code:
                        0300124A21072003).

                                                                       Exhibit 1

      Information on material fact (event, action) affecting financial and economic activity of the issuer


Open Joint Stock Company Long-Distance and International Telecommunications Rostelecom

Place of location: 5 Delegatskaya St., 127091, Moscow
Issuer's code: 00124-A

Date of fact (event, action): July 17, 2003
Code of fact (event, action): 0300124A17072003

Full name of the legal entity, which stake in the issuer's shareholders capital has been changed: Closed Joint-Stock Company Depositary Clearing Company (nominal holder)
Location of the legal entity: 13 1-st Tverskaya-Yamskaya St., Moscow, 125047 Postal address of the legal entity: 14/2 Staraya Basmannaya St., building 4, Moscow, 103064
Stake of the legal entity in the issuer's shareholders capital before the change: 4.4069%
Stake of the legal entity in the issuer's shareholders capital after the change:
5.4194% Date of change: July 17, 2003




General Director
CJSC "Registrator-Svyaz"    [signed and sealed]           S.N. Tolstokhlebov

                                                                    Exhibit 2



      Information on material fact (event, action) affecting financial and economic activity of the issuer


Open Joint Stock Company Long-Distance and International Telecommunications Rostelecom

Place of location: 5 Delegatskaya St., 127091, Moscow
Issuer's code: 00124-A

Date of fact (event, action): July 21, 2003
Code of fact (event, action): 0300124A21072003

Full name of the legal entity, which stake in the issuer's shareholders capital has been changed: Closed Joint-Stock Company Depositary Clearing Company (nominal holder)
Location of the legal entity: 13 1-st Tverskaya-Yamskaya St., Moscow, 125047

Postal address of the legal entity: 14/2 Staraya Basmannaya St., building 4, Moscow, 103064

Stake of the legal entity in the issuer's shareholders capital before the change: 5.6638%

Stake of the legal entity in the issuer's shareholders capital after the change:
4.6848%

Date of change: July 21, 2003




General Director
CJSC "Registrator-Svyaz"        [signed and sealed]         S.N. Tolstokhlebov